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                                                                     Exhibit 3.9


                            ARTICLES OF INCORPORATION
                                       OF
                          BERTUCCI'S OF COLUMBIA, INC.

          FIRST: I, Pamela B. Sorota, whose post office address is 9175 Guilford Road, Suite 301, Columbia, Maryland 21046, being at least eighteen (18) years of age, hereby form a corporation under and by virtue of the General Laws of the State of Maryland.

          SECOND: The name of the corporation (hereinafter called the "Corporation") is:

                          BERTUCCI'S OF COLUMBIA, INC.

          THIRD: The purposes for which the Corporation is formed are:

          (a) To purchase, equip, manage, license, lease and operate restaurants, and to undertake any related activities suitable or convenient for any of the business of the Corporation.

          (b) To carry on the aforesaid business and any related or unrelated business and activity in the State of Maryland, in any state, territory, district or dependency of the United States, or in any foreign country.

          (c) To do anything permitted in Section 2-103 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time.

          FOURTH: The post office address of the principal office of the Corporation in this State is 9180 Snowden River Parkway, Columbia, Maryland 21045. The name and post office address of the resident agent of the Corporation in this State is Pamela B. Sorota, 9175 Guilford Road, Suite 301, Columbia, Maryland 21046. Said agent is an individual actually residing in this State.

          FIFTH: The total number of shares of capital stock which the Corporation has authority to issue is One hundred (100) shares, without par value.

          SIXTH: The number of directors of the Corporation shall be three (3), which number may be increased or decreased pursuant to the Bylaws of the Corporation, and so long as there are less than three (3) stockholders, the number of directors may be less than three (3) but not less than the number of stockholders. The names of the directors, who shall act until the first annual meeting or until their successors are duly chosen and qualified, are: Joseph Crugnale, Norman Mallett, and Mary E. Becker.

          SEVENTH: No Stockholder of the Corporation shall have any preferential or pre- emptive right to acquire additional shares of stock of the Corporation except to the extent that, and on such terms as, the Board of Directors from time to time may determine.

          EIGHTH: The Corporation shall have the power to indemnify, by express provision in its Bylaws, by Agreement or by majority vote of either its stockholders or disinterested directors, any one or more of the following classes of individuals: (1) present or former directors and/or officers of the
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Corporation, (2) present or former agents and/or employees of the Corporation,
(3) present or former administrators, trustees or other fiduciaries under pension, profit sharing, deferred compensation, or any other employee benefit plan maintained by the Corporation, and (4) persons serving or who have served at the request of the Corporation in any of the aforementioned capacities for any other corporation, partnership, joint venture, trust, or other enterprises. Provided, however, that the Corporation shall not have the power to indemnify any person if such indemnification would be contrary to Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland, or any statute, rule or regulation of similar import.

          IN WITNESS WHEREOF, I do hereby acknowledge these Articles of Incorporation to be my act this 3rd day of March, 1993.

                                       /S/ PAMELA B. SOROTA     (SEAL)
                                       Pamela B. Sorota